1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

November 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Portman Ridge Finance Corporation
Registration Statement on Form N-2 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Portman Ridge Finance Corporation (the “Company”), a closed-end management investment company elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, transmitted herewith for filing via EDGAR is the Company’s Registration Statement on Form N-2 under the Securities Act of 1933, as amended. The purpose of this filing is for the registration of shares of common stock of the Company that were previously issued to selling stockholders named in the Registration Statement. The approximate date of the proposed public offering will be as soon as practicable after the effective date of the Registration Statement.

We hereby request that the SEC and its staff afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 and Investment Company Act Release No. 13768 in respect of the new disclosures only – namely, the disclosure regarding the resale of the Company’s shares of common stock. There have been no material changes in the Company’s investment strategy or other disclosures regarding its associated risks. As a result, the disclosures contained in the Registration Statement are substantially similar to the disclosures contained in the Company’s registration statement on Form N-2, filed on October 5, 2021 in connection with the Company’s shelf registration statement. (“Prior N-2 Registration Statement”). In addition, the Company appropriately addressed the Staff’s comments regarding the Prior N-2 Registration Statement in pre-effective amendment number one to the Prior N-2 Registration Statement. Selective review would serve to expedite the review process for the Company, as well as use the Staff’s time and resources more effectively.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.261.3402.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos